© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Expansion into Florida’s Desirable Urban Banking Markets Valley National Bancorp to Acquire Florida’s 1 st United Bancorp Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: 1 st United Bancorp, Inc. Subject Company’s Commission File No.: 001 - 34462

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. 2 Forward Looking Statements The foregoing contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to those regarding the proposed business combination (“Merger”) between Valley National Bancorp (“Valley”) (NYSE : VLY) and 1 st United Bancorp, Inc . (“ 1 st United”) (Nasdaq : FUBC ) . Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions . These statements may be identified by such forward - looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms . Such forward - looking statements involve certain risks and uncertainties . Actual results may differ materially from such forward - looking statements . Factors that may cause actual results to differ from those contemplated by such forward - looking statements include, but are not limited to, the following : failure to obtain shareholder or regulatory approval for the merger of 1 st United with Valley or to satisfy other conditions to the merger on the proposed terms and within the proposed timeframe including, without limitation ; delays in closing the Merger ; reaction to the Merger of 1 st United’s customers and employees ; the diversion of management’s time on issues relating to the Merger ; the inability to realize expected cost savings and synergies from the Merger of 1 st United with Valley in the amounts or in the timeframe anticipated ; changes in the estimate of non - recurring charges ; costs or difficulties relating to integration matters might be greater than expected ; failure to obtain the FDIC’s consent to the assignment of the shared - loss agreements with 1 st United to Valley ; changes in the stock price of Valley from the date of the merger announcement to the closing date ; material adverse changes in Valley’s or 1 st United’s operations or earnings ; the inability to retain 1 st United’s customers and employees ; or a decline in the economy, mainly in New Jersey, New York and Florida, as well as the risk factors set forth in Valley’s Annual Report on Form 10 - K for the year ended December 31, 2013 and 1 st United’s Annual Report on Form 10 - K for the year ended December 31, 2013 . Neither Valley nor 1 st United assumes any obligation for updating any such forward - looking statement at any time .

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. 3 Additional Information and Where to Find it This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval . In connection with the proposed merger, Valley intends to file a Registration Statement on Form S - 4 that will include a joint proxy statement of Valley and 1 st United and a prospectus of Valley with the Securities and Exchange Commission . Both Valley and 1 st United may file other documents with the SEC regarding the proposed transaction . A definitive joint proxy statement will be mailed to the shareholders of Valley and 1 st United . INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus and other documents containing information about Valley and 1 st United at the Commission’s website at www . sec . gov . These documents may be accessed and downloaded for free at Valley’s website at http : //www . valleynationalbank . com/filings . html or by directing a request to Dianne M . Grenz, Executive Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305 - 3380 or at www . 1 stunitedbankfl . com or by directing a request to John Marino, President and Chief Financial Officer, 1 st United Bancorp, Inc . at One N . Federal Highway, Boca Raton, Florida 33432, telephone (561) 362 - 3435 . Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of 1 st United or Valley . However, Valley, 1 st United, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from 1 st United’s shareholders in respect of the merger and the solicitation of proxies from Valley’s shareholders in respect of the amendment to its certificate of incorporation to increase the authorized common shares . Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders, which was filed with the Commission on March 10, 2014 and can be obtained free of charge from Valley’s website . Information regarding the directors and executive officers of 1 st United may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders, which was filed with the Commission on April 17, 2014 and can be obtained free of charge from 1 st United’s website . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available .

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. + Retention of Key Executives + VLY’s History of Timely and Seamless Integrations + Comprehensive Due Diligence + Earnings Accretive + Modest Tangible Book Value Dilution + Immediately Accretive to Tier I Regulatory Capital + Similar Corporate Culture + Strong Lending Platform + Low Cost Deposit Structure + Business Friendly + High Growth Potential + Complementary to VLY Franchise Valley National & 1 st United A Perfect Fit Strong Addition to Franchise Strategically Attractive Market Low Execution Risk Financially Attractive Transaction 4

Strategically Attractive Market

Why Florida?

Business Friendly

- #1 tax climate for businesses in the Southeast U.S.
- Zero personal income tax is advantageous for middle market businesses and high net worth individuals
- 5.5% Corporate Business Tax Rate
- "Right to Work" state with pro-business Governor and legislative agenda
- Competitive cost of doing business results from lower land, labor & capital costs

High Growth Potential

- Entrance into historically high growth market
- Adding franchise with strong organic and acquisitive growth history
- 1st United's experienced management team has built three major Florida banking franchises

Complementary to VLY Franchise

- Low cost deposit funding source for Franchise
- Opportunity to expand VLY's successful product niches into a new market
  - Residential Lending
  - Consumer Lending
- Retains strong capital on larger business, earning asset base

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender. All Rights Reserved.
5
Valley National Bancorp

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Strategically Attractive Market 2.1% 2.3% 2.4% 1.2% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 2012 Job Growth Florida’s Demographics Tampa Orlando Treasure Coast 5.5% 4.3% 7.4% 4.9% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 29% 22% 11% 1% Population of Florida in MSAs Miami Tampa Orlando Treasure Coast Projected Population Change 2013 - 2018 Florida Facts ● Population : 19.6 million – 3 rd largest in US by 2015 ● 2013 – 2018 Projected Population Change: +5.06% ● +$ 777 billion in state GDP – 4 th largest in US ● +$ 779 billion in personal income – 1 st in Southeast ● 95 million tourists visit & spend ~$ 70 billion per year ● More than $158 billion in annual merchandise trade ● 12 state universities, 6 major medical schools and numerous private colleges and universities 63% of FL Source: BEBR; Enterprise Florida; SNL Financial, U.S. Bureau of Labor Statistics 6 Miami (Palm Beach) (Broward) (Miami - Dade) MSAs:

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Strong Addition to Franchise Why 1 st United? 7 Capitalizing on Excellent, Experienced & Compatible Florida Bank Management Instantly Provides Presence in Desirable Urban Florida Markets Synergistic Opportunities with VLY’s Operational Efficiency in Retail & Consumer Lending Enhances Valley’s Long - Term Deposit Funding Capability Management’s Experience in Franchise Development Diversifies VLY’s Geographic Concentration

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Strong Addition to Franchise Overview Financial Highlights 3/31/2014 Assets $1.7 Billion Loans $1.2 Billion Deposits $1.4 Billion Tangible Common Equity $168 Million ROAA 0.62% NIM 4.97% TCE / TA 10.03% Non - Covered NPAs / Total Assets 0.87% Tangible Book Value per Common Share (period end) $4.86 Period Ending Common Shares Outstanding 34,489,547 About 1 st United • Founded in 2003 by acquisition of Advantage Bank • Headquartered in Boca Raton, FL • Currently the 7 th largest bank headquartered in FL by deposits • Enviable core deposit franchise with 38% non - interest bearing deposits • Significant organic and acquisitive growth – Solid asset generation capabilities – 8 acquisitions (3 FDIC failed bank) • Strong reputation for regulatory compliance and excellent relationship with regulators 8

Financially Attractive Transaction

Key Terms

Consideration & Structure	Structure	•*100% common stock consideration; 0.89 / 1 exchange ratio**
	Transaction Value	•*~$312 million***
	Taxable / Non Taxable	•*Non-taxable merger transaction*
Pricing Multiples (Based on VLY 5/5/14 Close of $9.83)	Price / Tangible Book	•*1.80x*
	Price / Book	•*1.28x*
	Price / 2015 Estimated EPS	•*17.8x (Does not include projected cost saves)*
	Market Premium	•*19.8%*
	Core Deposit Premium	•*16.7%*
Financial Impact & Assumptions	Earnings	•Estimated to be EPS accretive in 2015 (excludes substantial identified synergies)
	Tangible Book Value Earn-back	•Approximately 4.25 years (Initial dilution of 2.7% inclusive of purchase accounting marks)
	Capital	•Immediately accretive to Tier I RBC ratio and TCE / TA
	Loan Mark	•~1.93% of Non-Covered Loans (includes ALLL balance as of 3/31/14)
	Cost Saves	•*~25% of 2013 of non-interest expense (28% of recurring 2014 projected non-interest expense)*
	Transaction One-Time Charges	•*~$26 million after tax*
Closing & Other	Due Diligence	•*~70% of non-covered loan portfolio reviewed by Valley's experienced staff*
	Approvals	•*Subject to customary regulatory, FDIC Loss Share, FUBC shareholder approval for merger and VLY shareholder approval of authorized common share increase*
	Management Transitions	•*VLY inherits strong seasoned Florida bank management team*
	Expected Closing	•*4Q 2014*

*Exchange ratio subject to a cuff and collar as outlined in the merger agreement

**Includes cash consideration paid to option holders, based on VLY 5/5/14 close of $9.83

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender. All Rights Reserved.

9

Valley National Bancorp

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. • Increased Lending Limit • Residential Lending • Auto Lending / Floor Plan Lending Enhancements • Trust Services • Asset Management Services • Insurance Services Wealth Management & Trust Services • 24/7 Customer Service • Mobile Banking Delivery Channels Enhancements Products & Services Likely Synergies / Enhancements 10

Low Execution Risk

Proven Acquirer & Retention of Key Personnel

- Rudy Schupp (CEO) to lead VLY's Florida Operation
- Warren Orlando (Chairman) & John Marino (President & CFO) will be prominent in leading the integration and client retention effort
- Non-compete agreements with executive management
- VLY has a proven track record of timely and seamless integrations with acquired institutions
- Comprehensive due diligence
  - 72% of non-covered commercial loans
  - 55% of non-covered consumer loans
- Technology has dramatically increased VLY's ability to manage risk in remote locations
  - Remote deposit capture, video conferencing & Internet/mobile delivery channels
- Consumer loans originated in Florida but underwritten and serviced in NJ

Year	Recent Bank Acquisitions	State	Asset Size	Days to Convert
2014	**1st United Bank**	**FL**	**$1.7 billion**	
2012	State Bank of Long Island	NY	$1.6 billion	90
2010	The Park Avenue Bank (FDIC)	NY	$0.5 billion	91
2010	LibertyPointe Bank (FDIC)	NY	$0.2 billion	86
2008	Greater Community Bank	NJ	$1.0 billion	40
2005	NorCrown Bank	NJ	$0.6 billion	50
2005	Shrewsbury State Bank	NJ	$0.4 billion	51
2001	Merchants Bank	NY	$1.4 billion	103

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender. All Rights Reserved.
11
Valley National Bancorp

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Valley’s Franchise • Current Franchise Includes: – 204 Branches – 16 Counties • VLY’s headquarters • Centralized location for operations, consumer underwriting and loan/deposit servicing • F ocus on organic growth commensurate with VLY’s credit and interest rate risk profiles • Open to additional M&A opportunities New Jersey & New York NJ 72% NY 19% Loans NJ 68% NY 21% Deposits 12

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Valley’s Franchise • New Franchise includes: – 21 Branches – 8 Counties • VLY has familiarity with Florida markets – Auto & Residential Lending • Florida consumers have familiarity with VLY – Large migration from NJ & NY to FL • Springboard for future organic and M&A growth in Florida • Local commercial underwriting • Incentives for key staff and lender retention Future Florida Franchise FL 9% Loans FL 11% Deposits 13

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Financial Highlights (1) Valley 3/31/2014 1 st United 3/31/2014 Pro - Forma 3/31/2014 Assets ($ Billion) $16.3 $1.7 $18.1 Loans ($ Billion) $11.7 $1.2 $12.9 Covered Loans ($ Billion) $0.1 $0.2 $0.3 Deposits ($ Billion) $11.3 $1.4 $12.7 Branches 204 21 225 Tangible Common Equity / Tangible Assets (1) 6.91% 10.03% 7.00% Tangible Common Equity / Risk Weighted Assets (1) 9.21% 14.65% 9.40% Leverage Ratio 7.37% 10.09% 7.38% Tier I Risk Based Capital Ratio 9.72% 14.70% 9.90% Total Risk Based Capital Ratio 11.85% 15.58% 11.85% Pro - Forma Impact Financial Summary 14 (1) See Non - GAAP disclosures on slide 18.

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Pro - Forma Impact Loan Composition Commercial Real Estate 44% 1 - 4 Family 21% Commercial & Industrial 17% Auto 8% Other Consumer 6% Construction 4% Valley Commercial Real Estate 62% 1 - 4 Family 15% Commercial & Industrial 18% Other Consumer 1% Construction 4% 1 st United Commercial Real Estate 46% 1 - 4 Family 21% Commercial & Industrial 17% Auto 7% Other Consumer 5% Construction 4% Pro - Forma Loan Portfolio (millions) Amount % Commercial Real Estate $5,136 44% Residential Mortgage 2,479 21% Commercial & Industrial 2,040 17% Auto Loans 957 8% Other Consumer 669 6% Construction and Development 414 4% Total Loans $ 11,695 100% Loan Portfolio (millions) Amount % Commercial Real Estate $717 62% Residential Mortgage 178 15% Commercial & Industrial 212 18% Auto Loans - 0 % Other Consumer 11 1 % Construction and Development 41 4% Total Loans $1,159 100% Loan Portfolio (millions) Amount % Commercial Real Estate 5,853 46% Residential Mortgage 2,657 21% Commercial & Industrial 2,252 17% Auto Loans 957 7% Other Consumer 680 5% Construction and Development 455 4% Total Loans $12,854 100% 15

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Pro - Forma Impact D eposit Composition Non - Interest Bearing Deposits 33% Interest Bearing Deposits 48% Time Deposits 19% Valley Non - Interest Bearing Deposits 38% Interest Bearing Deposits 42% Time Deposits 20% 1 st United Non - Interest Bearing Deposits 33% Interest Bearing Deposits 48% Time Deposits 19% Pro - Forma Deposit Portfolio (millions) Amount % Non - Interest Bearing Deposits $3,705 33% Interest Bearing Deposits 5,450 48% Time Deposits 2,113 19% Total Deposits $11,268 100% Deposit Portfolio (millions) Amount % Non - Interest Bearing Deposits $540 38% Interest Bearing Deposits 602 42% Time Deposits 288 20% Total Deposits $1,429 100% Deposit Portfolio (millions) Amount % Non - Interest Bearing Deposits $4,245 33% Interest Bearing Deposits 6,052 48% Time Deposits 2,400 19% Total Deposits $12,697 100% 16

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Valley National Bancorp • Focus on credit q uality • Measured growth s trategies • Never had a losing quarter • Heavily p opulated f ootprint • Strong customer s ervice • Experienced senior and executive management • Experienced commercial lender • Large percentage of retail ownership – Long - term investment approach – Focus on cash and stock dividends • Large insider ownership, family members, retired employees and retired directors Our Approach Will Not Change 17

© 2014 Valley National Bank. Member FDIC. Equal Opportunity Lender . All Rights Reserved. Non - GAAP Disclosure Reconciliations 18 3/31/2014 ($ in Thousands) VLY 3/31/2014 FUBC 3/31/2014 Pro-Forma* 3/31/2014 Total Assets $16,344,464 $1,738,395 $18,128,539 Less: Goodwill & Other Intangible Assets (462,420) (67,603) (611,880) Total Tangible Assets (TA) $15,882,044 $1,670,792 $17,516,659 Total Equity $1,559,889 $235,241 $1,837,653 Less: Goodwill & Other Intangible Assets (462,420) (67,603) (611,880) Total Tangible Common Equity (TCE) $1,097,469 $167,638 $1,225,773 Risk Weighted Assets (RWA) $11,918,661 $1,144,325 $13,045,016 Ratios TCE / TA 6.91% 10.03% 7.00% TCE / RWA 9.21% 14.65% 9.40% * Pro - Forma includes estimated purchase accounting adjustments